EXHIBIT 99.1

                               LION BIOSCIENCE AG


                             AD HOC PUBLICITY NOTICE

                       REGARDING REVISED FINANCIAL OUTLOOK



     LION EXPECTS TO BREAK EVEN IN THE FOURTH QUARTER DESPITE RECEDING SALES

     LION bioscience has reached a turnover of 3.9 m EUR (vs. 7.3 m EUR in the same period last year) in the first quarter (June 30) of the business year 2003/2004 and at the same time improved the net result in comparison to the same time span last year, from -19.2 m EUR to -6.1 m EUR. For the whole business year, the company now plans to reach revenues of 27.5 m EUR (vs. 29.7 m EUR in the same period last year), after having previously calculated with a considerable increase in turnover to 40 m EUR. Due to successes in the restructuring program and because of additional measures announced today, LION bioscience still expects to break even on an EBITDA-basis in the last quarter of 2003/2004.

     On the cost- and cash-side, the restructuring program showed a considerable effect in the first quarter: Total costs and expenditures sank to 9.2 m EUR (vs.
19.8 m EUR in the same period last year), the operative cash flow of -7.2 m EUR improved considerably (vs. -16.4 m EUR in the same period last year). Cash burn reduced during the reporting period to 7.9 m EUR after 20.2 m EUR in last year's first quarter. In the reporting period, further measures were introduced to reduce costs. The most important step is the closure of the site in Columbus, Ohio, which is expected to be completed prior to the end of the current calendar year. On June 30, 40 people were employed in Ohio.

     The company explained that the expected, considerable rise in turnover towards the second half of the current business year is largely due to LION Target Engine(TM), which was introduced in June 2003. In combination with the previously launched LION DiscoveryCenter(TM), LION Target Engine(TM) is supposed to bring substantial value to the customer.

     The liquidity at the end of the year should amount to about 35 m EUR (vs. the previously anticipated 30 m EUR). The expected increase in liquidity is based mainly on the faster than expected realized cost effects from the restructuring activities.

LION Contact: Gunter Dielmann; Tel.: +49/6221/4038-249;
guenter.dielmann@lionbioscience.com